UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                          GRUPO FINANCIERO GALICIA S.A.
--------------------------------------------------------------------------------
                                (Name of issuer)

               Class B Ordinary Shares, with Ps. 1.00 par value (1)
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   399909100 (2)
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event which Required Filing of this Statement)

                                  ------------




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[  ]  Rule 13d-1(c)

[X]   Rule 13d-1(d)


--------------------
(1) Each American Depositary Share ("ADS") represents ten Class B Ordinary Shares (the "Class B Shares") of the issuer.

(2)   The CUSIP number is for the ADSs.

-------------------                                          -------------------
CUSIP No. 399909100                     13G                  Page 2 of 13 Pages
-------------------                                          -------------------


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Maria Ofelia Escasany
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of Argentina
--------------------------------------------------------------------------------
                    5  SOLE VOTING POWER
                       0.07% of total votes, held as Class B Shares (6.8% of
                       total votes, aggregating all shares of capital stock of
                       Grupo Galicia owned directly and indirectly; see
NUMBER OF              discussion in Item 4)
SHARES              ------------------------------------------------------------
BENEFICIALLY        6  SHARED VOTING POWER
OWNED BY               66.7% (represents total votes of all shares of
EACH                   capital stock owned, directly and indirectly, by
REPORTING              the combined members of the Families (as defined
PERSON WITH            below) who are also shareholders of EBA (as
                       defined below); see discussion in Item 4)
                    ------------------------------------------------------------
                    7  SOLE DISPOSITIVE POWER
                       0.12% of combined shares, held as Class B Shares
                    ------------------------------------------------------------
                    8  SHARED DISPOSITIVE POWER
                       30.2% (total capital stock of Grupo Galicia owned,
                       directly and indirectly, by the combined members of
                       the Families who are also shareholders of EBA; see
                       discussion in Item 4)
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,500,000 Class B Shares (31,415,735 of total capital stock of Grupo Galicia; see discussion in Item 4).
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                                         |_|

--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.12% of combined shares, held as Class B Shares (2.5% of total capital stock of Grupo Galicia; see discussion in Item 4)
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP No. 399909100                     13G                  Page 3 of 13 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Maria Teresa Ayerza
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of Argentina
--------------------------------------------------------------------------------
                    5  SOLE VOTING POWER
                       0% of total votes, held as Class B Shares (5.2% of total
                       votes, aggregating all shares of capital stock of Grupo
NUMBER OF              Galicia owned directly and indirectly; see discussion in
SHARES                 Item 4)
BENEFICIALLY        ------------------------------------------------------------
OWNED BY            6  SHARED VOTING POWER
EACH                   66.7% (represents total votes of all shares of capital
REPORTING              stock owned, directly and indirectly, by the combined
PERSON WITH            members of the Families who are also shareholders of EBA;
                       see discussion in Item 4)
                    ------------------------------------------------------------
                    7  SOLE DISPOSITIVE POWER
                       0% of combined shares, held as Class B Shares and
                       Preferred Shares
                    ------------------------------------------------------------
                    8  SHARED DISPOSITIVE POWER
                       30.2% (total capital stock of Grupo Galicia owned,
                       directly and indirectly, by the combined members of
                       the Families who are also shareholders of EBA; see
                       discussion in Item 4)
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 Class B Shares and Preferred Shares (23,008,645 of total capital stock of Grupo Galicia; see discussion in Item 4).
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                                         |_|
--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0% of combined shares, held as Class B Shares and Preferred Shares (1.9% of total capital stock of Grupo Galicia; see discussion in Item 4).
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP No. 399909100                     13G                  Page 4 of 13 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Adela Maria Ayerza de Gutierrez
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of Argentina
--------------------------------------------------------------------------------
                    5  SOLE VOTING POWER
                       0% of total votes, held as Class B Shares (5.2% of total
                       votes, aggregating all shares of capital stock of Grupo
                       Galicia owned directly and indirectly; see discussion in
NUMBER OF              Item 4)
SHARES              ------------------------------------------------------------
BENEFICIALLY        6  SHARED VOTING POWER
OWNED BY               66.7% (represents total votes of all shares of capital
EACH                   stock owned, directly and indirectly, by the combined
REPORTING              members of the Families who are also shareholders of EBA;
PERSON WITH            see discussion in Item 4)
                    ------------------------------------------------------------
                    7  SOLE DISPOSITIVE POWER
                       0% of combined shares, held as Class B Shares and
                       Preferred Shares
                    ------------------------------------------------------------
                    8  SHARED DISPOSITIVE POWER
                       30.2% (total capital stock of Grupo Galicia owned,
                       directly and indirectly, by the combined members of
                       the Families who are also shareholders of EBA; see
                       discussion in Item 4)
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 Class B Shares and Preferred Shares (23,006,706 of total capital stock of Grupo Galicia; see discussion in Item 4).
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                                         |_|
--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0% of combined shares, held as Class B Shares and Preferred Shares
      (1.9% of total capital stock of Grupo Galicia; see discussion in Item 4)
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP No. 399909100                     13G                  Page 5 of 13 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Abel Ayerza
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of Argentina
--------------------------------------------------------------------------------
                    5  SOLE VOTING POWER
                       0% of total votes, held as Class B Shares (5.2% of total
                       votes, aggregating all shares of capital stock of Grupo
                       Galicia owned directly and indirectly; see discussion in
NUMBER OF              Item 4)
SHARES              ------------------------------------------------------------
BENEFICIALLY        6  SHARED VOTING POWER
OWNED BY               66.7% (represents total votes of all shares of capital
EACH                   stock owned, directly and indirectly, by the combined
REPORTING              members of the Families who are also shareholders of EBA;
PERSON WITH            see discussion in Item 4)
                    ------------------------------------------------------------
                    7  SOLE DISPOSITIVE POWER
                       0% of combined shares, held as Class B Shares and
                       Preferred Shares
                    ------------------------------------------------------------
                    8  SHARED DISPOSITIVE POWER
                       30.2% (total capital stock of Grupo Galicia owned,
                       directly and indirectly, by the combined members of
                       the Families who are also shareholders of EBA; see
                       discussion in Item 4)
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 Class B Shares and Preferred Shares (23,069,070 of total capital stock of Grupo Galicia; see discussion in Item 4).
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                                         |_|
--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0% of combined shares, held as Class B Shares and Preferred Shares
      (1.9% of total capital stock of Grupo Galicia; see discussion in Item 4)
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP No. 399909100                     13G                  Page 6 of 13 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Fundacion Banco de Galicia y Buenos Aires S.A.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of Argentina
--------------------------------------------------------------------------------
                    5  SOLE VOTING POWER
                       0% of total votes, held as Class B Shares (5.0% of total
                       votes, aggregating all shares of capital stock of Grupo
NUMBER OF              Galicia owned directly and indirectly; see discussion
SHARES                 in Item 4)
BENEFICIALLY        ------------------------------------------------------------
OWNED BY            6  SHARED VOTING POWER
EACH                   66.7% (represents total votes of all shares of capital
REPORTING              stock owned, directly and indirectly, by the combined
PERSON WITH            members of the Families who are also shareholders of EBA;
                       see discussion in Item 4)
                    ------------------------------------------------------------
                    7  SOLE DISPOSITIVE POWER
                       0% of combined shares, held as Class B Shares and
                       Preferred Shares
                    ------------------------------------------------------------
                    8  SHARED DISPOSITIVE POWER
                       30.2% (total capital stock of Grupo Galicia owned,
                       directly and indirectly, by the combined members of
                       the Families who are also shareholders of EBA; see
                       discussion in Item 4)
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 Class B Shares and Preferred Shares (22,210,249 Class A Shares;
      see discussion in Item 4).
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                                         |_|
--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0% of combined shares, held as Class B Shares and Preferred Shares
      (1.8% of total capital stock of Grupo Galicia; see discussion in Item 4)
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

              EP
--------------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP No. 399909100                     13G                  Page 7 of 13 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Eduardo Jose Escasany
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |x|
--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of Argentina
--------------------------------------------------------------------------------
                    5  SOLE VOTING POWER
                       0% of total votes, held as Class B Shares (9.7)% of total
                       votes, aggregating all shares of capital stock of Grupo
                       Galicia owned directly and indirectly; see discussion in
NUMBER OF              Item 4)
SHARES              ------------------------------------------------------------
BENEFICIALLY        6  SHARED VOTING POWER
OWNED BY               66.7% (represents total votes of all shares of capital
EACH                   stock owned, directly and indirectly, by the combined
REPORTING              members of the Families who are also shareholders of EBA;
PERSON WITH            see discussion in Item 4)
                    ------------------------------------------------------------
                    7  SOLE DISPOSITIVE POWER
                       0.07% of combined shares, held as Preferred Shares
                    ------------------------------------------------------------
                    8  SHARED DISPOSITIVE POWER
                       30.2% (total capital stock of Grupo Galicia owned,
                       directly and indirectly, by the combined members of
                       the Families who are also shareholders of EBA; see
                       discussion in Item 4)
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      923,735 Preferred Shares (44,088,940 of total capital stock of
      Grupo Galicia; see discussion in Item 4).
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                                         |_|
--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.07% of combined shares, held as Preferred Shares (3.6% of total capital stock of Grupo Galicia; see discussion in Item 4)
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP No. 399909100                     13G                  Page 8 of 13 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      EBA Holding S.A.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |x|
--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of Argentina
--------------------------------------------------------------------------------
                    5  SOLE VOTING POWER
                       0% of total votes, held as Class B Shares (63.4% of total
                       votes, aggregating all shares of capital stock of Grupo
NUMBER OF              Galicia owned directly and indirectly; see discussion
SHARES                 in Item 4)
SHARES              ------------------------------------------------------------
BENEFICIALLY        6  SHARED VOTING POWER
OWNED BY               66.7% (represents total votes of all shares of capital
EACH                   stock owned, directly and indirectly, by the combined
REPORTING              members of the Families who are also shareholders of EBA;
PERSON WITH            see discussion in Item 4)
                    ------------------------------------------------------------
                    7  SOLE DISPOSITIVE POWER
                       0% of combined shares, held as Class B Shares and
                       Preferred Shares (22.6% of total capital stock of
                       Grupo Galicia)
                    ------------------------------------------------------------
                    8  SHARED DISPOSITIVE POWER
                       30.2% (total capital stock of Grupo Galicia owned,
                       directly and indirectly, by the combined members of
                       the Families who are also shareholders of EBA; see
                       discussion in Item 4)
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 Class B Shares and Preferred Shares (281,221,650 Class A Shares; see discussion in Item 4).
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                                         |_|
--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0% of combined shares, held as Class B Shares and Preferred Shares
      (22.6% of total capital stock of Grupo Galicia; see discussion in Item 4).
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

              HC
--------------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP No. 399909100                     13G                  Page 9 of 13 Pages
-------------------                                          -------------------

Item 1(a).  Name of Issuer:

         Grupo Financiero Galicia S.A. ("Grupo Galicia")

Item 1(b).  Address of Issuer's Principal Executive Offices:

         Tte. Gral. Juan D. Peron 456 - 2nd floor
         (C1038AAJ) - Buenos Aires, Argentina

Item 2(a).  Name of Person Filing:

         This statement is filed on behalf of:

         (i) Maria Ofelia Escasany, Eduardo J. Escasany, Maria Teresa Ayerza, Adela Maria Ayerza de Gutierrez and Abel Ayerza (collectively, the "Individuals");

         (ii)  EBA Holding S.A. ("EBA"); and

         (iii) the Fundacion Banco de Galicia y Buenos Aires S.A., an Argentine non-profit organization which provides various services to employees of Banco de Galicia y Buenos Aires S.A. ("Banco Galicia") (the "Fundacion" and, together with the Individuals and EBA, the "Reporting Persons").

Item 2(b).  Address of Principal Business Office or, if none, Residence:

         The principal business address of the Reporting Persons is:

             c/o Grupo Financiero Galicia S.A.
             Tte. Gral. Juan D. Peron 456 - 2nd floor
             (C1038AAJ) - Buenos Aires, Argentina

Item 2(c).  Citizenship:

      Each of EBA and the Fundacion is organized under the laws of the Republic of Argentina and each has its principal executive offices in Buenos Aires, Argentina. Each of the Individuals is a citizen and resident of the Republic of Argentina.

Item 2(d).  Title of Class of Securities:

      Class B and Preferred Shares; see discussion in Item 4.

Item 2(e).  CUSIP Number:

      The CUSIP number for the ADSs evidencing the Class B Shares is 399909100.

-------------------                                          -------------------
CUSIP No. 399909100                     13G                  Page 10 of 13 Pages
-------------------                                          -------------------

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
         (c), check whether the person filing is a:

         (a) | | Broker or Dealer registered under Section 15 of the Act,

         (b) | | Bank as defined in Section 3(a)(6) of the Act,

         (c) | | Insurance Company as defined in Section 3(a)(19) of the Act,

         (d) | | Investment Company registered under Section 8 of the Investment Company Act of 1940,

         (e) | | Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

         (f) | | Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

         (g) | | Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G) ,

         (h) | | Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

         (i) | | A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act of 1940,

         (j) | | Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         (a)     Amount beneficially owned:

                 Please see Row 9 of cover pages 2 through 8.

         (b)     Percent of class:

                 Please see Row 11 of cover pages 2 through 8.

         (c)     Number of shares as to which such person has:

                   (i)   sole power to vote or to direct the vote:

                           Please see Row 5 of cover pages 2 through 8.

                  (ii)   shared power to vote or to direct the vote:

                           Please see Row 6 of cover pages 2 through 8.

                 (iii)   sole power to dispose or to direct the disposition of:

-------------------                                          -------------------
CUSIP No. 399909100                     13G                  Page 11 of 13 Pages
-------------------                                          -------------------
                           Please see Row 7 of cover pages 2 through 8.

                 (iv)   shared power to dispose or to direct the disposition of:

                           Please see Row 8 of cover pages 2 through 8.

     The outstanding capital stock of Grupo Galicia consists of Class A Shares (the "Class A Shares"), Class B Shares (the "Class B Shares") and Preferred Shares (the "Preferred Shares"), each with an argentine pesos 1.00 par value. EBA currently owns 100% of the Class A Shares, and members of the Escasany, Ayerza and Braun families (the "Families") and the Fundacion own 100% of the capital stock of EBA. Members of the Families currently own directly 73,018,974 or 9.00% of Grupo Galicia's Class B Shares and 20,611,269 or 13.83% of Grupo Galicia's Preferred Shares.

     Each Class A Share is entitled to 5 votes (only 1 vote in certain extraordinary matters) and each Class B Share is entitled to 1 vote. The Preferred Shares are non-voting but on May 13, 2005, will automatically convert to one Class B Share each. Grupo Galicia's by-laws provide that all distinctions between the Class A Shares and Class B Shares will be eliminated upon the occurrence of certain change of control events.

     The following table presents the number of Grupo Galicia's shares outstanding as of December 31, 2004, and corresponding percentage and voting interests that they represent:

Type of Shares    Number of Shares   Percentage of Capital  Percentage of Voting
                                            Stock

Class A Shares      281,221,650            22.65%                  63.42%

Class B Shares      811,185,367            65.35%                  36.58%

Preferred Shares    149,000,000            12.00%                   0.00%

     Total        1,241,407,017           100.00%                 100.00%


     For purposes of this report on Schedule 13G, the Reporting Persons are disclosing information regarding their direct beneficial ownership in Grupo Galicia through their Class B and Preferred Shares and through their indirect beneficial ownership of Class A Shares held through EBA. The Class B Shares beneficially owned by the Reporting Persons represent 0.18% of the outstanding Class B Shares; and the Preferred Shares beneficially owned by the Reporting Persons represent 0.62% of the outstanding Preferred Shares.

     On September 13, 1999, the Families formed EBA to hold the Families' Class A Shares. EBA's capital structure consists of Class A Shares, each of which is entitled to 5 votes and Class B Shares, each of which is entitled to 1 vote. Currently, EBA only has Class A Shares outstanding. EBA's by-laws provide for certain restrictions on the sale or transfer of its Class A

-------------------                                          -------------------
CUSIP No. 399909100                     13G                  Page 12 of 13 Pages
-------------------                                          -------------------

Shares. For example, while the Class A Shares of EBA may be transferred to any other Class A shareholder of EBA, any transfer of such Class A Shares to third parties automatically results in the conversion of such shares into Class B Shares having only one vote per share. In addition, EBA's by-laws contain rights of first refusal, buy-sell provisions and tag-along rights.

     Other members of the Families who are not shareholders of EBA directly own Grupo Galicia's Class B Shares and Preferred Shares which are not included in this report on Schedule 13G. None of these other members of the Families, directly or indirectly, have voting power or dispositive power of more than 5% of Grupo Galicia's capital stock. None of the Reporting Persons control the Class B Shares or the Preferred Shares owned by such other members of the Families.

     A public shareholder of Banco Galicia, who indirectly owns in excess of 5% of the outstanding capital stock of Banco Galicia, has granted a right of first refusal for the purchase of all or part of its shares to certain of the members of the Families in the event such public shareholder decides to sell all or part of its Banco Galicia shares.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification

         Not applicable.

-------------------                                          -------------------
CUSIP No. 399909100                     13G                  Page 13 of 13 Pages
-------------------                                          -------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


By    /s/ Silvestre Vila Moret                                                  February 11, 2005
  --------------------------------------
  Name:  Silvestre Vila Moret as attorney in fact for Maria Ofelia Escasany



By   /s/ Eduardo J. Escasany                                                    February 11, 2005
  -------------------------------------
  Name:  Eduardo J. Escasany



By  /s/ Abel Ayerza                                                             February 11, 2005
  -------------------------------------
  Name:  Abel Ayerza as attorney in fact for Maria Teresa Ayerza



By  /s/ Abel Ayerza                                                             February 11, 2005
  -------------------------------------
  Name:  Abel Ayerza as attorney in fact for Adela Maria Ayerza de Gutierrez



By  /s/ Abel Ayerza                                                             February 11, 2005
  -------------------------------------
  Name:  Abel Ayerza



FUNDACION BANCO DE GALICIA Y                                                    February 11, 2005
BUENOS AIRES S.A.

    /s/ Eduardo J. Escasany
---------------------------------------
  Eduardo J. Escasany
  Vice President




EBA HOLDING S.A.                                                                February 11, 2005

    /s/ Arturo E. Santillan
---------------------------------------
  Arturo E. Santillan
  President
